Filed by Abbott Laboratories

(Commission File No. 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  St. Jude Medical, Inc.

(Commission File No. 1-12441)

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

CORPORATE PARTICIPANTS

Scott Leinenweber Abbott Laboratories - VP, IR

Miles White Abbott Laboratories - Chairman and CEO

Brian Yoor Abbott Laboratories - SVP, Finance and CFO

CONFERENCE CALL PARTICIPANTS

Mike Weinstein JPMorgan - Analyst

Bob Hopkins BofA Merrill Lynch - Analyst

David Lewis Morgan Stanley - Analyst

Larry Biegelsen Wells Fargo Securities - Analyst

Josh Jennings Cowen and Company- Analyst

PRESENTATION

Operator

Good morning, and thank you for standing by. Welcome to Abbott’s conference to discuss its agreement to acquire St. Jude Medical. (Operator Instructions).This call is being recorded by Abbott. With the exception of any participants’ questions asked during the question-and-answer session, the entire call, including the question-and-answer session, is material copyrighted by Abbott. It cannot be recorded or rebroadcast without Abbott’s expressed written permission.

I would now like to introduce Mr. Scott Leinenweber, VP, Investor Relations. Sir, you may begin.

Scott Leinenweber - Abbott Laboratories - VP, IR

Good morning, and thank you for joining us to discuss Abbott’s agreement to acquire St. Jude Medical, which we announced this morning. With me today are Miles White, Chairman of the Board and Chief Executive Officer; Tom Freyman, Executive Vice President, Finance and Administration; and Brian Yoor, Senior Vice President, Finance and Chief Financial Officer. Miles will provide an overview of the transaction, and Brian will discuss the financial aspects in more detail. After their comments, we will take your questions.

Before we get started, I’d note that we issued a press release and posted a slide presentation this morning announcing this transaction on Abbott’s Investor Relations website at abbottinvestor.com.

In connection with the proposed transaction, Abbott will file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, the definitive proxy statement prospectus will be mailed to St. Jude Medical shareholders.

You should review materials filed with the SEC carefully as they will include important information regarding the proposed transaction, including information about Abbott and St. Jude Medical and certain of their respective directors, executive officers, and employees who may be deemed to be participants in the solicitation of proxies from St. Jude Medical shareholders in connection with the proposed transaction.

Please also review pages 2 and 3 of our slide presentation for additional details on forward-looking statements and other important information on the proposed transaction. With that, I will now turn the call over to Miles.

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

Miles White - Abbott Laboratories - Chairman and CEO

Thanks, Scott, good morning. This morning, we announced an agreement to acquire St. Jude Medical, creating a premier medical device leader and immediately advancing Abbott’s strategic and competitive position. This transaction is both strategically and financially compelling for our companies, our employees, and our shareholders.

Combined, Abbott and St. Jude Medical have a highly-competitive portfolio which includes an industry-leading new product pipeline across cardiovascular, neuromodulation, diabetes and vision care.

In the cardiovascular device market, the combined business will create significant value through enhanced global scale and capabilities and a complementary portfolio of best-in-class products. Together we will compete in nearly every area of the cardiovascular device market with an aggregate market opportunity of approximately $30 billion, growing on average in the mid-single digits.

With annual sales of more than $8 billion, the combined cardiovascular portfolio will include leading positions in large established areas, including the number one position in coronary stents and number two position in cardiac rhythm management, as well as leading platforms and technologies in high-growth areas such as atrial fibrillation, structural heart and heart failure.

In addition, St. Jude provides innovative new products and immediate access to the fast-growing neuromodulation market, which is expected to contribute significantly to growth. With a leading portfolio of products that target high-growth therapy areas, St. Jude is well-positioned to grow sales at a level on par with Abbott’s growth rate.

And when combined, our highly complementary medical device portfolios will be significantly more competitive together than either is alone. This best-in-class portfolio will have the depth, breadth and innovation to help reduce costs for payers, improve outcomes for patients, and deliver value to customers.

In summary, the acquisition of St. Jude immediately creates a premier medical device leader with top positions and an industry-leading pipeline in therapy areas that are aligned to healthcare and demographic trends. It offers opportunities to create significant value through enhanced global scale, infrastructure and capabilities, and better positions Abbott to deliver top-tier growth and income for our shareholders over the long term.

Before I turn the call over to Brian, I want to take a minute to acknowledge and thank Dan Starks, St. Jude’s Executive Chairman, and Mike Rousseau, St. Jude’s President and [Chief Executive Officer] (corrected by company after the call), and along with that their management team for working with us on this transaction. We look forward to working together with St. Jude to drive growth and expansion of this business going forward.

Brian will now provide additional details on the financial aspects of today’s transaction. Brian.

Brian Yoor - Abbott Laboratories - SVP, Finance and CFO

Thanks, Miles. Under our agreement announced today, we will acquire St. Jude Medical for $46.75 in cash, along with 0.8708 shares of Abbott common stock, representing a total consideration of $85 per St. Jude’s share. We expect this transaction to close in the fourth quarter of this year and to be accretive to Abbott’s adjusted earnings per share in the first full year after closing, with approximately $0.21 of accretion in 2017 and $0.29 in 2018.

The combination of Abbott and St. Jude is anticipated to result in annual pretax synergies of $500 million by 2020, including both sales and operational benefits. These synergies included revenue expansion opportunities for both Abbott and St. Jude products, optimization of the supply chain and distribution infrastructure, and certain SG&A efficiencies.

Before discussing the financing of this transaction, I’d like to take a moment to review certain P&L profile assumptions. Current expectations are that St. Jude will accelerate its operational sales growth rate throughout 2016 and into 2017, to a level that’s in line with Abbott’s topline growth rate. This acceleration will be driven by new product launches and increasing contributions from its higher growth businesses.

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

In regards to margins for the St. Jude business with synergies, we expect modest expansion in gross margins and forecast operating margins to expand from the mid-20%s today to approximately 30% of sales by 2019.

Our estimate for interest expense in the first full year is approximately $700 million, which will be reduced over time as we pay down debt. This is contemplated in the accretion estimates I just provided.

Finally, I’d note that we expect this transaction to have minimal impact to Abbott’s ongoing effective tax rate.

With respect to financing, Abbott will assume or refinance St. Jude’s net debt which is currently $5.7 billion, and we intend to fund the cash portion of this transaction with debt. We remain committed to maintaining an investment grade credit rating for the combined entity, and following the close of the transaction we will implement a deleveraging plan.

Under methodologies used by rating agencies, we expect to achieve an adjusted debt to EBITDA ratio of 4.5 initially, decreasing to 3.5 in 2018, with further reductions over time. As part of this plan, we will significantly reduce our share repurchase activity. M&A activity is expected to be minimal, and we plan to moderate growth of our dividend until we achieve the leverage targets I just discussed.

Separately, we expect to issue $3 billion of common stock in the secondary market to rebalance our capital structure, with timing to be determined. Although modestly dilutive to Abbott’s adjusted earnings per share, this issuance provides important financial flexibility and liquidity to achieve our broader business objectives. A summary outlining the adjusted earnings per share impacts of this capital structure rebalancing, along with the expected accretion from recent transactions, is included in the news release that we issued this morning.

With that, we will now open the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Mike Weinstein, JPMorgan.

Mike Weinstein - JPMorgan - Analyst

Good morning, Miles, and thanks for taking the questions. I think the first question people probably have is — I think most people look back to some of the pressure points from last summer, late summer, when it was reported that Abbott was talking to St. Jude, and the Company came out and shot that down relatively quickly and indicated that wasn’t the type of transaction the Company was looking to do. So obviously, your thinking on it has changed. We’d love to hear, number one, why that’s changed and why is this the right time to contemplate getting this much bigger into the medical device business. Thanks.

Miles White - Abbott Laboratories - Chairman and CEO

Mike, at the time last summer when the rumor popped in the morning, there was absolutely no truth to the rumor and no communication between the companies, nothing. So at that time, the rumor was absolutely false and that’s what we said. Because we obviously — and I don’t even know what St. Jude thought about that — but at the time, there was no point in stoking a rumor that had no basis in fact.

What’s different? Actually, nothing’s different. I think St. Jude is a very attractive company, and I think the product lines and the pipeline, the management, all the things that we admire about that company and like about that company and its fit with Abbott are as true — were as true then as they are now.

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

I don’t think there’s any right or wrong time. I think over the last three years we’ve been through a lot of activity, separating AbbVie; we are complete with that. We had acquisitions in other spaces in the Company. We began to look at other parts of our business we thought could certainly benefit. St. Jude is one of those, and I think it dramatically changes our whole medical device offering as Abbott. And as I said in the remarks, the two together I think are very strong across the board and globally.

So I think — I have to say, I think you and many other analysts have probably thought this was a no-brainer for a long time, but it’s a sizable deal and it does take time to kind of prepare, study, learn, get ready, all that sort of stuff. And we did that in the last month and we are ready now.

Mike Weinstein - JPMorgan - Analyst

So two quick follow-ups. So one, I think the Street took away your comments on Alere on the earnings call to suggest there was some uncertainty whether that transaction was going to go forward. So I think people would just appreciate where Alere fits in, in addition to the St. Jude transaction today.

And then second, as you are also aware, St. Jude has struggled recently in their CRM business and they’ve had some pipeline setbacks. So the question is, how did you get comfortable with St. Jude’s ability to accelerate its topline growth? Most people today model Abbott as a 5% to 6% topline grower. I think Brian’s comments were that the thought that St. Jude could get to Abbott’s organic profile.

So how do you get comfortable with that; how do you get comfortable with St. Jude getting more competitive in CRM and the pipeline coming to fruition? Thanks.

Miles White - Abbott Laboratories - Chairman and CEO

Okay. First, my comment last week was that it was inappropriate for me to comment about Alere, full stop. And having said that, I would also note that our financing plan contemplates broadly completion of both transactions, the capacity to do that, the capacity to fund with both debt and equity; all of the things that are in our radar screen here as a company, including our liquidity, etc., our flexibility. So our financing plan contemplates the capacity to close both transactions.

Today is about St. Jude and beyond that, I’m not going to comment. There is no relationship between Alere and St. Jude here in any of this. These are completely independent events. And yet the Company can finance both and remain investment grade, we are quite confident, and that’s as much as I have to say about that.

The topline growth and bottom-line growth and so forth that you asked about St. Jude, I would say first of all with regard to models and so forth, I’d tell you take the analyst models, the analyst consensus, and start there with St. Jude. That will save you a lot of trouble trying to model. And in our case, we think obviously there can be some commercial synergies and obvious cost synergies and so forth.

So I think when you put all that together, that’s what underpins what we believe about the go-forward growth rates of St. Jude which will evolve as their pipeline evolves.

With regard to CRM, which you asked about, we did quite a bit of diligence on the standing status, etc., of your question, and we are comfortable with where St. Jude is and what they’ve communicated and where they are going forward. We’ve had a pretty good look at that and we are confident.

Mike Weinstein - JPMorgan - Analyst

Okay. I’ll let some others step in, but thank you, Miles, and congratulations.

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

Miles White - Abbott Laboratories - Chairman and CEO

Thanks, Mike.

Operator

Bob Hopkins, Bank of America.

Bob Hopkins - BofA Merrill Lynch - Analyst

Thanks for taking the questions. So two quick things. Miles, one, could you just comment on — should we view this as perhaps step one of a two-step process where in the future, you might consider spinning off the entire medical device business? Or do you feel like you want to make Abbott a more broadly diversified healthcare company?

Miles White - Abbott Laboratories - Chairman and CEO

I don’t think you should view this as a two-step process. I think the step today was a pretty big step. So we are going to have an awful lot of, let’s call it, integration and debt reduction and so forth to do here. So I think right now, you should be anticipating the integration of St. Jude and the performance of the Company overall going forward as a healthy growth company in the healthcare space.

Bob Hopkins - BofA Merrill Lynch - Analyst

The other question I wanted to ask is back to what Mike was asking, because late last year, obviously people came away with the sense that you were denying that there was anything going on with St. Jude at that time. But I think people also came away with a sense that Abbott really wasn’t interested in St. Jude. It’s not just that nothing was going on; it seemed like it ran deeper than that, that you guys were making a comment that St. Jude was not of interest.

So it really feels like something has changed between now and then, especially since this is a company where 40% of the revenues come from markets that just don’t grow. So I’m just kind of curious if you could elaborate on that a little bit more in terms of what may have changed from late last year to now.

Miles White - Abbott Laboratories - Chairman and CEO

Well, I don’t know that anything has changed from late last year to now. I would tell you that, first of all, I never telegraph where we are going or — and I don’t speculate about M&A activity and I don’t speculate about a lot of things. And as you know, I’ve been quite open on the calls that we are interested in M&A, that we have had significant capacity for M&A. And I’ve been clear about what some of our priority areas are and why or why not.

But other than just broad strokes, I don’t think I’ve ever indicated that we are not interested unless there was an absolute outright rumor that we had to stop. Frankly, when the rumor came out about St. Jude last summer, there was no consideration or activity there — I think that was August — which it was flat-out false, so we had to say so.

Beyond that, we are very careful about what we say or think or tone or any of those things. We have known St. Jude for some time; they have known us for some time. We have collaborated commercially in some accounts in our vascular business and their CRM business at a commercial level, at a local level, etc. But there has been no serious interaction with them until very late in the year, very late in the year last year, and that’s obviously taken months to evolve.

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

I don’t think it’s necessarily healthy for us to speculate until there’s something certain, and today it is certain. And before now it wouldn’t have been right to speculate. And I don’t think that we have ever had them off the radar screen, but there was a time when they evolved into the radar screen where we believed because of changes in markets around the world and particularly the US, and the nature of competition, the value of having breadth in your product lines, the changing way that the healthcare community has consolidated or purchases or selects products, all those factors come to a point over time where the strategic value of Abbott and St. Jude coming together becomes compelling.

I think if you look at the changes in the healthcare landscape, which I know you must track every day, it becomes increasingly compelling that the two companies together are much more competitive than apart. And I think all of that came to a head here in, let’s say, the last 18 months to two years in terms of evolution. And we have seen various segments of the market slow and become mature, and we’ve seen others expand and grow and become sources of great innovation and value to the healthcare system.

And I think in the combination of Abbott and St. Jude, you’ve got both, and you have got both at both companies. We’ve got more mature business in part of our business and innovative growth opportunities in other, and so do they, and the fit between the two companies is pretty ideal.

So I guess if anything has changed, it’s the nature of the healthcare system broadly and how customers select products, select companies they want to work with. They obviously want to work with two or three companies but not many, and a company that has a much broader product offering, has a much larger presence in an account and a much larger presence product wise, brand wise, rep support, all those things. And at the end of the day you finally say, okay, it’s a compelling time to put this together.

Bob Hopkins - BofA Merrill Lynch - Analyst

Very helpful, thank you.

Operator

David Lewis, Morgan Stanley.

David Lewis - Morgan Stanley - Analyst

Good morning. Miles, you’ve talked about the contemplation of these two transactions, $32 billion of deals. And I guess they’re two very different businesses, Miles, but I think the one central tenet I think investors are coming back to is they seem to be deals that have very interesting financial accretion, but they are sort of less convinced on the growth of these assets.

And I wonder, can you talk about how you and the management team and board sort of thought about the balance between the EPS accretion of these deals and the implications that their growth rates may have for your multiple? Then I had a quick follow-up.

Miles White - Abbott Laboratories - Chairman and CEO

Well, it’s interesting, I think that the investor market keeps looking for growth in every segment and it wants higher growth than, frankly, the economies of the world are providing, the emerging markets are providing, or various segments of healthcare seem to be providing.

At the end of the day, I think the right balance of innovation and cost management and so forth, and the breadth of product line as I’ve said, all contributes to growth. Your growth comes either from great innovation or superior competitiveness relative to your competition in markets where there’s a lot of competition; it’s direct head to head competition and you have to be able to make a better all-in offering to take share.

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

So I think our track record has been pretty strong in terms of both sales and earnings growth. In fact, it’s probably unparalleled in our competitive space broadly defined, and was so when pharma was part of the Company as well. So I think that an investor in Abbott probably has enough track record here with us, they are pretty confident in our ability to drive growth.

I think people could have claimed that the diagnostic business, for example, was not a growth market over the last, gosh, call it five, six, seven, eight years. And frankly, it’s one of our most robust growing businesses at a high growth rate, steadily so in a competitive market worldwide. Obviously, since our diagnostics business has been a standout grower and a standout manager of margin and so forth, I think you could say the same about a lot of segments in healthcare. And we believe that the combination of St. Jude’s offering and our offering does represent growth.

And I think today part of the concern that investors expressed is that — expresses the entire world growth or the entire economy growth of the world, and I think that’s underlying true. I think with all the things everybody knows, which is low interest rates, low oil prices, uncertainty, etc., all economies are slower than they have been and everybody keeps wishing it higher.

But at the end of the day, you’ve got to provide innovative products and you’ve got to provide competitive offerings. You’ve got to win share, you’ve got to win in the marketplace. That’s what we’ve been doing in all of our businesses.

I think a lot of people look at generic pharmaceuticals and say the same thing, how can you grow or make money there. Well, where we positioned our branded generic pharmaceutical business has us in markets growing double digits, we are growing double digits.

It’s a premier business. It’s taking share, it’s growing faster than the market in the markets it’s in. I think it’s all about where you put yourself and how you position yourself for growth.

So I think our investors, frankly, ought to believe that this is very healthy growth and the combination of the two companies is better than the two companies separately.

David Lewis - Morgan Stanley - Analyst

Okay, very helpful, Miles. Just a quick financial follow-up, either for Tom or Brian. So this deal is unquestionably accretive, but you are taking on leverage, you are moderating the dividend. For what looks like — and admittedly, we’re screwing around with a bunch of numbers here — but it looks like the return, the ROIC at year three, is a little below your cost of capital. So can you sort of talk about how you see the return on invested capital for this transaction and why it makes sense that that is slightly below your cost of capital to take on leverage, moderate the dividend for a below WAC return? Thank you.

Brian Yoor - Abbott Laboratories - SVP, Finance and CFO

Yes, David, the return on this transaction we see as a double-digit return. Without getting into specifics by year, we see this as attractive and above our weighted average cost of capital double digits.

Miles White - Abbott Laboratories - Chairman and CEO

We did more than screw around on the back of an envelope in 30 minutes. We are pretty sure we are above our weighted average cost of capital.

David Lewis - Morgan Stanley - Analyst

I’m sure you did more work than me; there’s no question about that. Is it by five years, Brian, or could we get any sense of a range of when you can get to that double-digit return?

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

Brian Yoor - Abbott Laboratories - SVP, Finance and CFO

That’s probably in the range, David.

David Lewis - Morgan Stanley - Analyst

Okay, thank you so much.

Miles White - Abbott Laboratories - Chairman and CEO

David, you know the way the math works, the early years are your lowest. And as you go along, it improves dramatically.

David Lewis - Morgan Stanley - Analyst

Okay, thanks so much.

Operator

Larry Biegelsen, Wells Fargo.

Larry Biegelsen - Wells Fargo Securities - Analyst

Good morning, guys, and congratulations. Thanks for taking the question. Maybe if you could just help us think about Abbott’s earnings in 2017 and 2018. Is the right way the way you want us to think about it is about 10% underlying growth and then adding the accretion, the net accretion from Alere and St. Jude? If I think about $0.26 and $0.39 in 2017 and 2018, is that the right way to think about it? Thanks.

Miles White - Abbott Laboratories - Chairman and CEO

I think the right way to think about it is what you already know and have in your baseline models for Abbott, and then the impact of any other pieces is spelled out in the release that we put out this morning, at least through 2018.

Larry Biegelsen - Wells Fargo Securities - Analyst

Okay. And then on synergies, it’s about 18% of Abbott’s SG&A and R&D combined, the $500 million. Could you talk a little bit about the split between the sales and cost synergies there, the ramp? And on the surface, it looks a little bit conservative. How did you come up with the 18% or so? How does that compare to other transactions? Thank you.

Miles White - Abbott Laboratories - Chairman and CEO

First, let me give you the breakdown. It’s roughly 25% of the synergies is revenue, about 25% of it from gross margin, and the other half operating expenses, etc., which is obviously there are some costs and expenses that would be duplicative that we are unfortunately going to have to synergize, etc. So that’s how the breakdown goes.

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

It ramps steadily over several years. We’ll obviously want to get to the synergies as rapidly as we can because that’s a great benefit to fall through to the bottom line. And I think we diligenced synergies in our estimates and so forth pretty vigorously, so that we could be confident in the synergies that we communicate.

We do benchmark that versus other precedent situations that are potentially similar and so forth. So we’ve tried to benchmark to make sure that what we estimate makes sense, and then we can build it up in detail with known actions, not just metrics or compared financial ratios, etc.

So we’ve done that about every way that we could. I wouldn’t comment one way or the other on whether it’s conservative or stretchy or whatever. At the end of the day, I think it’s a healthy number. If we can do better than that, we obviously would. We have shown in our track record operating our companies that we can improve gross margin pretty substantially and sequentially over time.

We’ve shown that in the diagnostic business, the nutrition business, the device businesses, and frankly in the pharma business. We’ve shown it in all four of them. So we obviously have some good core expertise in managing costs, managing expenses and so on, and therefore, we are confident in these numbers.

Larry Biegelsen - Wells Fargo Securities - Analyst

Thank you for taking the questions, guys.

Scott Leinenweber - Abbott Laboratories - VP, IR

Operator, we will take one more question.

Operator

Josh Jennings, Cowen and Company.

Josh Jennings - Cowen and Company - Analyst

Hi, good morning and thanks for taking the questions. Congratulations on the transaction. Miles, I just wanted to follow up on Bob’s question about St. Jude’s leverage to the cardiac rhythm management industry. It is a mature one. Obviously, the combined Abbott/St. Jude entity is going to be less levered, but two of the biggest competitors in cardiovascular also have CRM franchises.

I just wanted to hear some of your thoughts about the importance of having a CRM franchise from a breadth and scale perspective as we’ve moved through this evolution process of healthcare delivery system. And what are some of the benefits of having a CRM unit within your cardiovascular portfolio?

Miles White - Abbott Laboratories - Chairman and CEO

I would recast your question. I would say, look, it’s not about CRM and it’s not about stents and it’s not about heart failure, it’s not about cardiovascular. It’s actually about all of them. And while some segments of heart treatment, cardiac treatment, etc., are mature, there are others that are not mature.

So if you look at their portfolio or our portfolio, I think in both cases you could say, well, the stent business is mature. Well, segments of it are and segments of it are not. And you could say CRM is mature. Segments of it are and segments of it are not.

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APRIL 28, 2016 /12:00PM, ABT - Abbott Laboratories to acquire St. Jude Medical, Inc- M&A Call

And then you look at the rest of St. Jude, which is substantial, and there’s a lot of different segments of the device business that represent great innovative growth opportunity. So I’d say it’s a combination of those stable, well-established, even mature parts of the business that are steady, rocksolid, etc., and still have opportunity for incremental innovation and growth.

Then there’s opportunities that are even more substantial that have great growth and great potential that way. St. Jude has talked a lot about that in their own portfolio and some of the acquisitions they have made and some of the products they’ve developed? And when you put all of that together, it’s the combined representation of that breadth of products that I think makes the combined Company so much more competitive.

Because I think today there are segments of treatment that clearly represent the lion’s share of spending in healthcare, and there’s many that are growing that are small now that will be bigger later. I think combined, I think that the legacy businesses that are strong are a great foundation for the other growth and new innovation businesses that are expanding now.

Josh Jennings - Cowen and Company - Analyst

Great, thanks for that. Just last question, was this a competitive process in terms of acquiring St. Jude? Then also in terms of Abbott’s process and looking at other assets of this size out in the medical device market, were there numerous targets that you guys were thinking about? Thanks a lot for taking the questions.

Miles White - Abbott Laboratories - Chairman and CEO

First of all, we were very targeted on St. Jude; and secondly, I’m not aware that it was competitive.

Scott Leinenweber - Abbott Laboratories - VP, IR

Okay, that will wrap things up. Thank you, operator, and thank you for all of your questions. And that concludes Abbott’s conference call. A replay of this call will be available after 11 AM Central time today on Abbott’s investor relations website at abbottinvestor.com, and after 11 AM Central Time via telephone at 404-537-3406, conference ID 3167110. The audio replay will be available until 5 PM Central Time on Thursday, May 12. Thank you for joining us today.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program, and you may all disconnect. Everyone have a wonderful day.

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Important Additional Information

In connection with the proposed transaction, Abbott intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Abbott and a proxy statement of St. Jude Medical (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of St. Jude Medical are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus will be sent to St. Jude Medical’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Abbott or St. Jude Medical as described in the paragraphs below.

The documents filed by Abbott with the SEC may be obtained free of charge at Abbott’s website at www.abbott.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Abbott by requesting them by mail at Abbott Laboratories, 6100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention Investor Relations, or by telephone at (224) 667-8945.

The documents filed by St. Jude Medical with the SEC may be obtained free of charge at St. Jude Medical’s website at www.sjm.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from St. Jude Medical by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

Participants in the Solicitation

St. Jude Medical, Abbott and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from St. Jude Medical shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of St. Jude Medical in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Abbott and their ownership of Abbott common shares is set forth in the definitive proxy statement for Abbott’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 18, 2016. Information about the directors and executive officers of St. Jude Medical and their ownership of St. Jude Medical common shares is set forth in the definitive proxy statement for St. Jude Medical’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 22, 2016. Free copies of these documents may be obtained as described in the paragraphs above.

Private Securities Litigation Reform Act of 1995

Caution Concerning Forward-Looking Statements

Some statements in this transcript may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott and St. Jude Medical caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed transaction, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of Abbott to successfully integrate St. Jude Medical’s operations, and the ability of Abbott to implement its plans, forecasts and other expectations with respect to St. Jude Medical’s business after the completion of the transaction and realize expected synergies. Economic, competitive, governmental, technological and other factors that may affect Abbott’s and St. Jude Medical’s operations are discussed in Item 1A, “Risk Factors,’’ in each of Abbott’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2015, and St. Jude Medical’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Jan. 2, 2016, respectively, and are incorporated by reference. Abbott and St. Jude Medical undertake no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.